Exhibit 99.7

Further to the appointments of Mr Francesco Caio and Mr Kevin Loosemore as Directors of Cable and Wireless plc ("the Company") on 4 April 2003 and 2 April 2003 respectively, the Company confirms that Mr Loosemore is currently a director of The Big Food Group plc. There are no further details to be disclosed under paragraph 16.4 of the Listing Rules.